Mr. Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

December 6, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7410

Re:  Travelzoo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-50171

Dear Mr. Gilmore:

We are writing in response to the comments we received from you by letter dated November 3, 2011, regarding the above-referenced filings of Travelzoo Inc. (the “Company”, “we” or “Travelzoo”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses. Unless otherwise noted, where prior comments are referred to in this letter they refer to your comments and our responses included in our letter dated October 6, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 26

1.
In your response to prior comment 2 you state that annual revenue per subscriber is not used to manage your operations as it is too high level. Considering the company’s statements indicating that increasing revenue per subscriber is a key driver of the company’s growth strategy, please describe for us the metrics or other financial or nonfinancial information that management reviews used in managing the company’s operations and evaluating how well the company converts higher Reach into higher revenues. Refer to Item 303(a) of Regulation S-K and Section III of SEC Release 33-8350.

Mr. Patrick Gilmore
December 6, 2011

Response

As we described in our previous response to your prior Comment No. 2, we monitor our Reach through reviewing page views and subscriber growth. We use this activity periodically to inform our judgment on whether we can support raising the advertising rates. In addition, we consider this Reach when contemplating whether there are other formats of advertising that we can or should offer. This Reach is a demonstration of the access to an audience that our advertisers will have if they advertise using our advertising services.

We do not use other financial or non-financial metrics to drive our revenue per subscriber.  We seek to increase sales of our advertising products at higher levels than prior periods through our sales efforts of our existing advertising formats and any additional advertising formats that we think would create additional sales and value to our advertisers and subscribers. We then review on a quarterly basis the results of that effort in terms of revenue per subscriber in preparation for our communication to shareholders.
.
In future filings, we will disclose our annualized revenue per subscriber metric similar to our management presentation.

2.
As a related matter, please tell us how revenues related to Local Deals is included, specifically on a gross or net basis, in your determination of annual revenue per subscriber metric disclosed in your quarterly management presentations. If Local Deals revenues are included on a gross basis, tell us the calculated amounts of annual revenue per subscriber for your 2011 quarters using Local Deals net revenues.

Response

Our calculation of annual revenue per subscriber metric used in our quarterly management presentations included Local Deals revenue on a “net” basis.  In future filings, we will include only net revenues in the annual revenue per subscriber metric.

3.
In your response to prior comment 2 you refer to disclosure on pages 26 and 27 of the Form 10-K regarding revenues relative to Reach for the periods presented. While your disclosure quantifies the percentage increase in revenues relative to the percentage increase in subscribers, your disclosure does not explain the underlying reasons for the fluctuations in revenues, including the extent to which revenue increases were attributable to increases in Reach. On page 27 you disclose that you increased advertising rates in 2010; however, your discussion and analysis does not provide an indication of the extent to which revenues were impacted by rate increases. In future filings please separately disclose the changes in revenues attributable to changes in rates or pricing and the impact attributable to changes in volume (such as increases in publications sent, subscriber base, page views, click-throughs). Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response

Mr. Patrick Gilmore
December 6, 2011

In future filings, we will separately disclose any significant changes in revenue attributable to changes in pricing and changes in volume.

4.
We note your response to prior comment 3 that gross revenue for Local Deals was used in your management presentations merely to illustrate the company’s effort to continuously innovate new formats of advertising. In light of the significance of gross revenues attributable to Local Deals as disclosed in your quarterly management presentations compared to consolidated total revenues and the significant differences between the amount of these gross revenues compared to the net amount of revenues as reported in your financial statements, in future filings and public disclosures when disclosing the amount of gross revenues attributable to Local Deals, please provide the corresponding net amounts as reflected in your financial statements.

Response

In future filings and public disclosures, when we provide Local Deals gross revenues we will also provide the corresponding Local Deals net revenues.

5.
In your response to prior comment 3 you state that you did not disaggregate the different forms of advertising as you do not believe they are distinct or significant enough to provide any greater clarity on the company’s ability to monetize its subscriber base. However, we also note in your response to prior comment 6 that some formats (i.e. similar to product lines) of the company’s advertising are further disaggregated in order to provide your managers more detailed information and that your North America and Europe Local Deals businesses have designated business/division managers. Considering the different role the company takes in the voucher transactions, that management regularly reviews disaggregated information regarding Local Deals, and that your Local Deals businesses appear separately delineated within the company’s management reporting and organizational structure, it appears as though the company’s management distinguishes Local Deals from the other advertising formats and separately monitors the revenue generation from this advertising format. To provide readers with greater clarity into how management views and evaluates the company’s operations and to provide greater insight into the significance of this advertising format to the company’s overall results, in future filings please separately quantify the amount of net revenues generated by Local Deals. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release 33-8350.

Response

In future filings, we will separately quantify the amount of net revenues generated by Local Deals.

Mr. Patrick Gilmore
December 6, 2011

6.
In your response to prior comment 3 you indicate that some advertisers have shifted from one format of advertising, such as Top 20 to Local Deals, treating it as more of a format shift to ultimately achieve the same purpose. In light of the significant increase in the relative contribution of Local Deals revenues to the company’s consolidated revenues, in future filings when there are significant shifts among advertising formats, please provide a discussion and analysis regarding the fluctuation and the related implications, such as increases in cost of revenues due to increased credit card fees. If you do not believe such changes represent a trend or general pattern in activity, provide an explanation as to why you believe such shifts should be viewed as departures or isolated variances from an established trend. Considering the possible differences in merchants between the Local Deals advertising format and other publications, discuss the extent to which increases in Local Deals revenues are attributable to merchants simply changing advertising formats. Please provide us with an example of your proposed future disclosure based on your September 30, 2011 quarterly results. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release 33-8350.

            Response

In our response to your previous Comment No. 3, we referenced a shift from one advertising format to another in order to illustrate the similar service concept, and indeed, in some selected cases, a shift has occurred; however, we have not seen any significant shifts by our existing advertisers to Local Deals through September 30, 2011. The majority of the Local Deals advertising revenue is not from our existing advertisers and therefore would not represent a significant shift in one format to another; rather it is a new format, the majority of which is sold to mainly new advertisers.   We did begin offering Local Deals to our existing advertisers during our second quarter of 2011, so we will monitor this activity for any significant shifts going forward.

In future filings, we will disclose significant shifts, if any, among advertising formats, in particular to Local Deals, and include a discussion and analysis regarding the fluctuation and any related implications. This will be more apparent with our separate disclosure of Local Deals net revenues as you requested to be disclosed in future filings in your Comment No. 4.

You requested an example of our proposed further disclosure based upon September 30, 2011 quarterly results. Since there were not any significant shifts to disclose we would propose the following additional disclosure to address the concept of shifting revenue in our Risk Factors and well as in MD&A:

“Existing advertisers may shift from one advertising service (e.g. Top 20) to another (e.g. Local Deals). These shifts between advertising services by advertisers could result in no incremental revenue or less revenue than in previous periods depending on the amount

Mr. Patrick Gilmore
December 6, 2011

purchased by the advertisers, and in particular with Local Deals, depending on how many vouchers are purchased by consumers.”

7.
As a related matter, please describe to us the changes in your cost of revenues presentation related to Local Deals as noted in your management presentation for the quarter ended September 30, 2011. Quantify the impact of these changes on the company’s results and explain the basis for the changes, including an explanation of how you determined the appropriate characterization and treatment for this change in presentation. Please refer to ASC 250-10-50.

Response

The changes noted in our third quarter ended September 30, 2011 earnings conference call management presentation on page 8 were presented to highlight two changes regarding the contents of cost of revenues:

·
Subscriber refunds – Beginning in third quarter ended September 30, 2011, certain subscriber refunds related to Local Deals amounting to $603,000 were recorded in cost of revenues.  These subscriber refunds are for service issues (such as a merchant going out of business and no longer being available to provide the service), which subscriber’s experience after the merchants have already been paid and are no longer recoverable from the merchant.  Prior period similar subscriber refunds amounting to $458,000 were reclassified from sales & marketing expense to cost of revenues to conform to the current period presentation.  We believe the prior period classification as sales & marketing was a supportable classification as these are costs related to maintaining subscribers similar to the internet advertising costs we spend to obtain certain subscribers.  However, since these subscriber refund costs are also analogous to warranty costs, we determined that that classification as costs of revenue would be more appropriate, transparent and generally accepted. We believe the amounts in current and prior periods and the change in classification was not material to our financial statements and therefore no further disclosure was considered necessary.

·
Merchant portion of credit card fees – Prior to our third quarter ended September 30, 2011 our Local Deals agreements with merchants (advertisers) in some cases charged the merchant for their portion of the credit card processing fees and in other cases did not charge the merchants for any credit card fees. For the periods prior to our third quarter ended September 30, 2011, we netted against revenue $406,000, related to the credit card processing fees associated with the merchant’s share of our Local Deals gross revenue.  We believe this classification was appropriate due to the mixed contractual practice and insignificance of the amounts.

Mr. Patrick Gilmore
December 6, 2011

Beginning in our third quarter ended September 30, 2011, we classified, as costs of revenue, the credit card processing fees of $440,000, related to the merchant’s portion of the gross revenue; thereby recognizing revenues gross related to the fees charged to the merchants for credit card processing. We believe this classification was appropriate based upon the following:

i.	We consistently charged the merchants a fee for these credit card processing fees for the majority of our Local Deals agreements with merchants in our third quarter ended September 30, 2011.

ii.
We applied analogous guidance provided in ASC 605-45-20, ASC 605-45-21, and ASC 605-45-50-2, which indicates that revenue should be recognized gross if it meets the gross versus net criteria and allows for classification of the related expense as cost of revenue. The primary factors influencing the gross treatment were our ability to establish the pricing for the fees with the merchant, our discretion as to selection of suppliers (credit card payment processors) and the credit risk we maintain (e.g. we incur the charge whether the transaction is canceled or not and whether we collect from the merchant the credit card fee or not).

iii.	We did not reclassify prior periods to conform to the current year presentation based upon the following:

a.	There was mixed contractual practice in prior periods and it was not practicable to sort through the various individual contracts to apply a split practice.

b.
The amounts that were classified as a reduction in revenue in periods prior to our third quarter ended September 30, 2011 amounting to $406,000, were not considered significant and reclassification of this amount would have increased prior period revenue, which we did not believe would be appropriate.

8.
In your response to prior comments 3 and 4 you state that there are many common costs between your different forms of advertising such as subscriber acquisition spending, marketing, technology and administrative costs. We further note in your response to prior comment 6 that the company’s chief operating decision maker (“CODM”) receives discrete financial information related to revenues and certain direct expenses disaggregated into certain advertising formats including Publications, Local Deals, SuperSearch and Fly.com. Please describe for us the nature of costs and how such costs are classified in your financial statements that are directly attributable

Mr. Patrick Gilmore
December 6, 2011

to your Local Deals, SuperSearch and Fly.com. Separately quantify for us each of these cost categories for the year ended December 31, 2010 and the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011. Describe how the company’s sales staff is utilized among the company’s different advertising formats.

Response

As you requested, we are providing you with information disclosing the nature, classification and amounts of certain direct expenses for Local Deals, SuperSearch and Fly.com for the year ended December 31, 2010 and the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011. We are submitting this separately as a paper filing of supplemental information.

A description of the manner in which we utilize our sales staff among our different advertising formats, per your request is as follows:

a.
Local Deals – There is a group of sales staff that work solely on Local Deals. In addition, there are selected sales staff that work on selling both our traditional formats, such as Top 20 and Newsflash as well as Local Deals; the deals they are involved in selling represent about a quarter of the Local Deals sales for the quarter-ended September 30, 2011.  In addition, the manager of our search product has been involved in developing and driving sales for Local Deals. There are also several production related staff, closely-related to the sales effort, who work both on Local Deals and our more traditional products such as Top 20 and Newsflash.

b.
SuperSearch and Fly.com – We have some sales staff that work directly on these products with several that work on both; however, the sales staff that sell our more traditional products such as Top 20 and Newsflash share the sales effort as they are incorporating and selling these products as a part of larger advertising campaigns that our advertisers are interested in purchasing that include the various formats of advertising.

9.
We note your response to prior comment 4 indicating that you have not disclosed search products total revenue as you view these revenues as merely another form of the same overall advertising service. However, we also note in your response to prior comment 6 that some formats (i.e. similar to product lines) of the company’s advertising are further disaggregated in order to provide your managers more detailed information and that your North America and Europe Fly.com businesses have designated business/division managers. Considering that management regularly reviews disaggregated information regarding SuperSearch and Fly.com, the company’s previously stated objectives of building on SuperSearch profitability and bringing

Mr. Patrick Gilmore
December 6, 2011

Fly.com to profitability, and that your Fly.com businesses appear separately delineated within the company’s management reporting and organizational structure, it appears as though the company’s management distinguishes SuperSearch and Fly.com from the other advertising formats and separately monitors the revenue generation from these advertising formats. To provide readers with greater clarity into how management views and evaluates the company’s operations and to provide greater insight into the significance of these advertising formats to the company’s overall results, in future filings please separately quantify the amount of revenues generated by SuperSearch and Fly.com, aggregating search product revenues if more appropriate. To the extent that there are differences in SuperSearch and Fly.com profitability based on the profitability measures monitored by management, please also discuss and analyze these differences, including an explanation of the reasons for Fly.com remaining unprofitable, at least as of June 30, 2011, based on the profitability measure that management reviews. Please provide us with an example of your proposed future disclosure based on your September 30, 2011 quarterly results. Refer to Item 303(a)(3) of Regulation S-K and Section III of SEC Release 33-8350.

Response

In future filings, we will separately quantify the amount of net revenues generated by our aggregated search products, which include both SuperSearch and Fly.com. We believe presenting these search tool products in aggregate is appropriate as they are both airline flight search tools that we developed primarily for the benefit of our subscribers in order to compliment our basic travel advertising business and further monetize our subscriber base. As most of our advertising highlights great travel deals, these search tools help the subscriber to explore options to get to the locations of our highlighted deals via the airlines.

In the past, we referenced the profitability of Fly.com separately in our management presentations due to the fact that we had recently, in the last few years, launched this search tool and we wanted to highlight in some manner that we were working to get the usage of the product and associated revenue to cover some of the direct costs such as the search engine marketing costs. We do not plan on referencing profitability of Fly.com in future management presentations for the reasons we discussed in our response to your prior Comment No. 4 (primarily as it is an incomplete view of profitability) and we do not believe Fly.com is significant to our financial statements as revenues were less than 7% of total revenue and the revenue less certain direct costs is less than 3% of our operating income.

However, in future filings, in addition to the disclosure of search product revenues, we will highlight any significant fluctuations in key direct costs for these search products such as the search engine marketing costs.

For example, in addition to search product revenues to be disclosed, within the sales & marketing MD&A section we plan to highlight any significant changes in direct costs associated

Mr. Patrick Gilmore
December 6, 2011

with our search products. For the three months ended September 30, 2011 this would be disclosed as follows:

…. The $3.1 million increase in sales and marketing expenses for the three months ended September 30, 2011 compared to the three months ended September 30, 2010 was primarily due to a $2.6 million increase in salary and employee related expenses due primarily to an increase in headcount, a $940,000 increase in marketing costs related to our search products, offset by a $959,000 decrease in subscriber acquisition expense….

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note (3) Commitments and Contingencies, page 50

10.
We note your response to prior comment 5 indicating that until receipt of the preliminary findings on April 12, 2011, the company had no basis to estimate the probability or amount of any loss contingency. Please provide us with the following additional information:

·
describe for us the information the company provided related to unclaimed shares from the merger and the timing of such requests or other communications between the initial conference call and the receipt of the preliminary findings;

·
how your disclosure that the company is unable to predict the outcome of the unclaimed property review sufficiently complies with the disclosure requirement of ASC 450-20-50-4 with respect to reasonably possible losses in excess of amounts accrued as of September 30, 2010 and December 31, 2010; and

·	explain how the amount of the cash settlement was determined.

Response

As you requested, we are providing you with information concerning our communications with Delaware related to unclaimed shares, our basis for disclosure and the manner in which the amount of the cash settlement was determined. We are submitting this separately as a paper filing of supplemental information.

Mr. Patrick Gilmore
December 6, 2011

Note (8) Segment Reporting and Significant Customer Information, page 58

11.
We note your response to prior comment 7 indicating that you believe the company provides one service, advertising. In light of the company’s organizational structure and management reporting that appears to separately delineate Local Deals, SuperSearch, and Fly.com and the different revenue generation processes for voucher transactions and search products, it appears as though management makes a noticeable distinction between revenues generated by Local Deals, SuperSearch, and Fly.com from the company’s other advertising publications. Considering the disclosure principle highlighted in ASC 280-10-50-50-38 regarding segments that may report revenues from essentially different products and services or more than one of the reportable segments providing essentially the same products and services, it appears as though disclosure of revenues related to the company’s Local Deals and search products would be consistent with such a disclosure objective. In future filings, please separately quantify the amount of revenues related to Local Deals and search products for the periods presented. Please refer to ASC 280-10-50-40.

Response

In future filings, we will separately quantify the amount of revenues related to Local Deals and search products for the periods presented.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 943-2409 or by email gceremony@travelzoo.com  with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Ceremony

Glen Ceremony
Chief Financial Officer